[redacted]

08027941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wolverine Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Blvd., Suite 200
(No. and Street)

Chicago, (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy Kula (312) 884-3724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 South State Street, #1910 (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)

OATH OR AFFIRMATION

I, Judy Kula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverine Execution Services, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 27th day of February, 2008.

Judy Kula
Signature

CFO
Title

Erica Tebo
Notary Public

Official Seal
Erica Tebo
Notary Public State of Illinois
Cook County
My Commission Expires
February 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Member
Wolverine Execution Services, LLC
Chicago, IL 60604

I have audited the accompanying statement of financial condition of Wolverine Execution Services, LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wolverine Execution Services, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Chicago, Illinois
February 27, 2008

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	67,220
Receivable from clearing broker		11,932,482
Accounts receivable		2,676,163
Due from affiliates		1,003,271
Office Equipment		16,019
Total assets	$	15,695,155

LIABILITES AND MEMBER'S EQUITY

Liabilities		
Due to parent	$	797,594
Accounts payable		2,865,915
Total liabilities		3,663,509
Member's Equity		12,031,646
Total liabilities and member's equity	$	15,695,155

The accompanying notes to the financial statements are an integral part of this statement.

WOLVERINE EXECUTION SERVICES, LLC
(An Illinois Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

(1) Organization and Nature of Business

Wolverine Execution Services, LLC, (the "Company"), was organized under the State of Illinois Revised Limited Liability Company Act on July 19, 2001.

The Company is a registered broker/dealer and was approved as a member of the Financial Industry Regulatory Authority, Inc. (FINRA) in November of 2002 and approved as a member of the National Futures Association (NFA) in September of 2003. The Company provides execution services for its Parent and other affiliates as well as retail and institutional customers. The Company is also a member of the Chicago Board Options Exchange, the International Securities Exchange, NYSE Arca, the Chicago Stock Exchange, the Chicago Futures Exchange, the National Stock Exchange and the Boston Options Exchange.

The Company is wholly owned subsidiary of Wolverine Trading, LLC. ("Parent").

(2) Summary of Significant Accounting Policies

Use of Estimates – The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition – Brokerage commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Company Expenses – The Company is responsible for all regulatory fees and operating expenses. The Company is responsible for general administrative expenses such as office rent, equipment and bookkeeping services.

Income Taxes – The Company has elected to be treated as a partnership for federal and state income tax purposes. Consequently, no provision or credit has been made for Federal income taxes, as the Company's income (loss) is directly taxable to the individual members.

(3) Receivable From And Equity With Other Brokers

Goldman Sachs Execution and Clearing Services, L.P. acts as the Clearing Broker for the Company under an agreement. Cash on deposit with the Clearing Broker, will satisfy margin requirements, if any.

In the event that a Clearing Broker becomes insolvent, recovery of the Company's funds may be limited to the equity capital of the respective Clearing Broker. In such an instance, the Company could incur losses to the extent that the recovered amount is less than the total cash and other property deposited with the Clearing Broker.

(4) Receivable and Payable to Affiliates

At December 31, 2007, the Company had borrowed $797,595 from its Parent and loaned $994,729 to Wolverine Trading Technologies, LLC, an affiliate. The Company also loaned $8,542 to Wolverine Asset Management, LLC another affiliated entity.

There is no interest expense provided on these unsecured advances and repayments are to be made at the discretion of the Parent and affiliate, as appropriate.

The Parent provides administrative support to the Company.

(5) Net Capital Requirements

The Company is broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or 6 2/3% of aggregate indebtedness" whichever is greater, as these terms are defined. As of December 31, 2007 the Company had a net capital requirement of $244,234.

Adjusted net capital changes from day to day, but at December 31, 2007, the Company had adjusted and excess net capital of $9,097,311 and $8,853,077 respectively. The net capital rule may effectively restrict the withdrawal of capital.

END